UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Acceptance Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

318457-10-8

(CUSIP Number)

Stephen J. Harrison

5054 Hill Place Drive

Nashville, TN 37205

615-844-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/23/2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 318457-10-8

1.	Names of Reporting Persons Stephen J. Harrison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of First Acceptance Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3813 Green Hills Village Drive, Nashville, Tennessee 37215

Item 2.	Identity and Background

This statement is being filed by Stephen J. Harrison by virtue of his prior beneficial ownership of greater than 5% of the outstanding shares of Common Stock.

2a: The name of the reporting person is Stephen J. Harrison.

2b: The principal business address of Mr. Harrison is 5054 Hill Place Drive, Nashville, TN 37205

2c:  Principal occupation: retired

2d: none

2e: none

2f: Mr. Harrison is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Harrison has disposed of an aggregate of 7,049,515 shares of Common Stock in exchange for consideration in the amount of $1.45 per share from the Issuer pursuant to a Stock Purchase Agreement effective December 23, 2011 by and between the Issuer, Mr. Harrison, and Stephen J. Harrison 2010 Grantor Retained Annuity Trust.

Item 4.	Purpose of Transaction
Mr. Harrison disposed of the shares of Common Stock for investment purposes and in connection with his separation as an officer and director of the Issuer.

Item 5.	Interest in Securities of the Issuer

5a: 0

5b:           (i)   0

                (ii)  0

                (iii) 0

                (iv) 0

5c: On December 23, 2011, Mr. Harrison disposed of an aggregate of 7,049,515 shares of Common Stock in exchange for consideration in the amount of $1.45 per share from the Issuer pursuant to a Stock Purchase Agreement effective

December 23, 2011 by and among the Issuer, Mr. Harrison, and Stephen J. Harrison 2010 Grantor Retained Annuity Trust.

5d: n/a

5e: December 23, 2011

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Mr. Harrison, and Stephen J. Harrison 2010 Grantor Retained Annuity Trust entered into that certain Stock Purchase Agreement effective December 23, 2011 pursuant to which Mr. Harrison disposed of an aggregate of 7,049,515 shares of Common Stock in exchange for consideration in the amount of $1.45 per share from the Issuer.

Item 7.	Material to be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2011
Date
/s/ Stephen J. Harrison
Signature
Stephen J. Harrison / Registrant
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).